

November 21, 2012

Mr. Ralph M. Norwood
Chief Financial Officer
CPS Technologies Corporation
111 South Worcester Street
Norton, MA 02766-2102

> **Re: CPS Technologies Corporation**
> **Forms 10-K**
> **Filed March 30, 2012**
> **File No. 0-16088**

Dear Mr. Norwood:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K filed March 30, 2012

Selected Quarterly Financial Data

1. In future filings, please ensure that you provide disclosures for all material fourth quarter events and transactions either in the footnote disclosure or within MD&A. In this regard, we note the net losses recorded in the fourth quarter of both fiscal 2011 and 2010, and gross margin was also significantly below the margins recognized for the other three quarters of each year. Please refer to Item 302(a)(3) of Regulation S-K and ASC 270-10-50-2 for guidance.

Management's Discussion and Analysis

Application of Critical Accounting Policies

Revenue Recognition

2. You state "Shipping terms are customarily EXW (Ex-works), shipping point". Please explain what you mean by EXW, e.g., whether it is similar to FOB, and how your shipping terms comply with ASC 605-45-45-19 through 45-21.

3. You state that the cooperative agreement entered into with the US Army Research Laboratory in 2008 is a four-year agreement which is 95% funded by the US Department of Defense and 5% funded by CPS. Please tell us and revise future filings as applicable to disclose the date that this agreement is scheduled to end, and whether the Company expects to invoice the full $6.6 million that has been approved. We note the subsequent Forms 10-Q mention only a continued reduction in revenues earned therefrom.

Income Taxes

4. Given your recent adverse operating results, please tell us and expand your disclosure herein in future filings to provide the positive and negative factors you considered in assessing whether a tax valuation allowance is warranted. Refer to ASC 740-10-30-17 and 30-18. Explain why most of the deferred tax asset is classified as long-term instead of as current, and disclose the amount of taxable income you need to generate in order to realize your deferred tax assets and the time period you have in which to recover them.

Results of Operations

5. In future filings, please quantify the extent to which increases/decreases in volume, prices, the introduction of new products, and inflation impacts of raw materials contributed to the changes in net sales and gross profit margin. We especially note the gross losses incurred in the first and third quarters of fiscal 2012. In addition, please quantify the impact of other factors you identify that contributed to fluctuations in line items included in income from continuing operations. Please refer to Items 303(A)(3)(i) and 303(A)(3)(iii) of Regulation S-X and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources

6. We note inventories increased 106% during 2011, and had a material negative impact on your operating cash flows for the year. Please revise future filings to quantify inventory turnover or days sales in inventory for the periods presented and to explain material variances. We also note the obsolescence charges recorded in each of the two quarters ending September 29, 2012. Please revise to disclose the nature and circumstances of this obsolescence and whether you expect to incur further such charges, given your disclosure in the Inventory Critical Accounting Policy that there is "minimal obsolescence risk as the products typically have a life which extends over a number of years and do not deteriorate over time."

Form 10-Q for the period ended September 29, 2012

Management's Discussion and Analysis

7. In Note (10) you disclose that in November 2012, you agreed to a modification of your Line of Credit and Lease Line which, among other things, waived a covenant violation at the end of the third quarter and modified future covenants. Please tell us and revise future filings to disclose which covenant(s) were violated at September 29, 2012. In future filings, beginning with your December 29, 2012 Form 10-K, please revise to disclose the required minimum/maximum ratios or amounts for each of your financial covenants and the actual ratios or amounts achieved for each financial covenant as of the most recent balance sheet date. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief